EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Shermen WSC Acquisition Corp. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13D.

Dated: June 13, 2007

/s/ Francis P. Jenkins, Jr.
Francis P. Jenkins, Jr.

SHERMEN WSC HOLDING LLC

By: Shermen Capital Partners, LLC, its Managing Member

By:	/s/ Francis P. Jenkins, Jr.
Name: Francis P. Jenkins, Jr.
Title: Managing Member